UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-28792

CANALASKA URANIUM LTD.
(Exact name of registrant as specified in its charter)

#1020 – 625 Howe Street

Vancouver, British Columbia, V6C 2T6 Canada

(604) 688-3211
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value
(Title of each class of securities covered by this Form)

            Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [X]	Rule 12h-6(d) 
(for equity securities)	(for successor registrants)

Rule 12h-6(c) 	Rule 12h-6(i) 
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History

A.           CanAlaska Uranium Ltd. (the “Company”) first incurred the duty to file reports under Section 13(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or about November 5, 1996, being the date that was sixty days after it filed a Registration Statement on Form 20-F with the United States Securities and Exchange Commission (the “Commission”) to register its common shares, no par value (the “Common Shares”), under Section 12(g) of the Exchange Act. The Registration Statement on Form 20-F was initially filed with the Commission on September 16, 1996.

B.           The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and the corresponding rules of the Commission for the 12 months preceding the filing of this Form 15F, including its Annual Report on Form 20-F for the fiscal year ended April 30, 2014, filed with the Commission on August 29, 2014.

Item 2.  Recent United States Market Activity

The Company has never sold its securities in the United States in an offering registered under the United States Securities Act of 1933, as amended.

Item 3.  Foreign Listing and Primary Trading Market

A.           The Company has maintained a listing of its Common Shares on the TSX Venture Exchange (the “TSXV”), the primary trading market (as defined in Rule 12h-6(f) under the Exchange Act) for the Common Shares, in Canada (the “Primary Jurisdiction”), under the symbol “CVV”.

B.           The date of the initial listing of the Common Shares on the TSXV was December 30, 2013. The Common Shares have been listed on the TSXV since such date. Thus, the Company has maintained a listing of the Common Shares for a period that is longer than the 12 months preceding the date of the filing of this Form 15F.

C.           For the period commenced on May 1, 2014 and ended on and including April 30, 2015 (the “Recent Trading Period”), the percentage of worldwide trading in the Common Shares that occurred in the Primary Jurisdiction was approximately 66%. The primary trading market is larger than the trading market for the Common Shares in the United States as of the Recent Trading Period.

Item 4.  Comparative Trading Volume Data

Not applicable.

Item 5.  Alternative Record Holder Information

As of April 30, 2015, being a date within 120 days before filing this Form 15F, the Company had approximately 145 record holders of its Common Shares who are United States residents, based on information provided to the Company by CST Trust Company, the Company’s transfer agent.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

A.           As required by Rule 12h-6(h), attached to this Form 15F as an exhibit is a news release disseminated by the Company on May 8, 2015 (the “News Release”), disclosing its intent to terminate its registration of its Common Shares under Section 12(g) of the Exchange Act and its reporting obligations under Section 13(a) of the Exchange Act.

B.           The News Release was disseminated in the United States via TheNewsWire, www.thenewswire.com.

Item 8.  Prior Form 15 Filers

Not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption

The address of the electronic information delivery system on which the Company will publish the information required by Rule 12g3-2(b)(1)(iii) under the Exchange Act is the Company’s profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval at www.sedar.com.

PART III

Item 10.  Exhibits

Exhibit No. Description

99.1 News Release of the Company dated May 8, 2015.

Item 11.  Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)           The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)           Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)           It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CanAlaska Uranium Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, CanAlaska Uranium Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

CANALASKA URANIUM LTD.

By:  /s/ Dianne Szigety
        Dianne Szigety
        Corporate Secretary

Dated:   May 8, 2015

Exhibit 99.1

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

NEWS RELEASE

FOR IMMEDIATE RELEASE

CanAlaska Uranium Ltd. announces its intention to deregister from its reporting requirements in the United States

Vancouver, British Columbia, May 8, 2015 – CanAlaska Uranium Ltd. (the “Company”) (TSX-V:CVV; OTCQB: CVVUF; Frankfurt: DH7F) announces its intention to terminate, under Section 12(g) of the United States Securities Exchange Act of 1934 as amended (the “Exchange Act”), the registration of its common shares. The Company can now terminate its reporting obligations with the United States Securities and Exchange Commission (the “SEC”) under Section 13(a) of the Exchange Act.

For this purpose, the Company will file a Form 15F with the SEC today. The termination of the registration of its common shares under Section 12(g), and the termination of its reporting obligations under Section 13(a), of the Exchange Act, will become effective 90 days after its Form 15F is filed with the SEC. The Company’s reporting obligations with the SEC, including its obligation to file annual reports on Form 20-F and furnish reports on Form 6-K, will be suspended immediately.

The Company will continue to trade in the United States under its listing on the OTCQB Exchange, in Canada on the TSX Venture Exchange and in Germany on the Frankfurt Exchange. Its reporting obligations will continue to be met in accordance with Canadian securities regulations and filed on SEDAR under the Company’s profile at www.sedar.com, as well as www.otcmarkets.com, and on its website, www.canalaska.com.

President Peter Dasler commented, “Our upgraded listing on the OTCQB Exchange provides efficiencies in the Company’s reporting obligations in the United States. This will not only save reporting expense, but also provide shareholders with a simple and less confusing source of information about our Company.”

The Company also announces that it has granted incentive stock options to acquire 55,000 common shares at $0.20 per share for a five year period.

About CanAlaska Uranium

CanAlaska Uranium Ltd. holds interests in approximately 770,000 hectares (1.9 million acres), one of the largest land positions in Canada’s Athabasca Basin region – the "Saudi Arabia of Uranium". CanAlaska’s strategic holdings has attracted major international mining companies Mitsubishi, KORES and KEPCO as partners at its core projects. CanAlaska is positioned for discovery success in the world’s richest uranium district. For further information, visit www.canalaska.com.

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd.

The TSX-V has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.

News Release	Page 1	May 8, 2015

CanAlaska Uranium Ltd. TSX Venture Exchange (TSX-V): CVV

Forward Looking Statements

This announcement contains “forward-looking statements” within the meaning of applicable securities laws. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks and uncertainties relating to the Company’s business disclosed under the heading “Risk Factors” in its Annual Report on Form 20-F filed with the SEC on August 29, 2014 and its other filings with the SEC, which are available online at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

News Release	Page 2	May 8, 2015